ATTORNEYS AND COUNSELORS AT LAW

ALFRED G. SMITH (305) 379-9147 Direct Telephone (305) 381-9982 Direct Facsimile	E-Mail Address: asmith@shutts-law.com

January 9, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549

Attention: Armanda Sledge
Mail Stop 4561

Re: Miller Industries, Inc.
Form 10-KSB for the year ended April 30, 2005
File No. 1-05926

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the "Commission") on behalf of Miller Industries, Inc. (the "Company"), in response to the staff's letter of December 7, 2005 regarding the Company's Form 10-KSB for the fiscal year ended April 30, 2005 (the "Form 10-KSB").

Set forth below in italics is the comment contained in the staff's letter, followed by the Company's response to this comment.

Form 10-KSB for the Year Ended April 30, 2005

We have read your response to prior comment four. We note your disclosure at Note D, page 26, that you signed a new tenant to a five year lease beginning June 1, 2005 and that you currently have leases with three unrelated parties expiring through 2011. Please tell us how you considered this new lease in determining your deferred tax asset as of April 30, 2005. Further, we note from your disclosure in Note C that although a significant portion of your loss carryforwards expire in 2006 and 2007, you have loss carryforwards available through 2019. Please tell us how you considered the loss carryforward available for each year versus your expected income in those years in determining the portion of your deferred tax asset that is more likely than not to be realized as of April 30, 2005 and 2004. Please include your evaluation of the various factors addressed in paragraphs 20 through 25 of SFAS No. 109 in your response.

Response:

The Company calculated the amount of its deferred tax asset as of April 30, 2005 and April 30, 2004 as follows:

•  The Company first calculated its anticipated future rental income as of April 30, 2005 and April 30, 2004.

•  The anticipated future rental income as of April 30, 2005 was based upon the leases in effect as of that date, as well as the lease which commenced on June 30, 2005. On April 30, 2005, the Company had two leases in effect. One was scheduled to expire on February 28, 2007 and the other was scheduled to expire on August 31, 2005. The lease which commenced on June 1, 2005 was scheduled to expire on June 1, 2010. On July 31, 2005, this tenant breached its lease by vacating the premises.

•  The anticipated future rental income as of April 30, 2004 was based upon the leases in effect as of that date. On April 30, 2004, the Company had three leases in effect. One was scheduled to expire on February 28, 2007, one was scheduled to expire on March 31, 2005 and the third was scheduled to expire on August 31, 2004.

•  The Company then calculated its future taxable income utilizing its anticipated future rental income. These amounts were calculated on the assumption that the tenants would fulfill the terms of their leases through the expiration date of the leases. Based on the foregoing, the Company estimated that future taxable income would be as follows:

Calculation as of April 30, 2005
Fiscal Year Ending April 30,	Estimated Taxable Income (Loss)
2006	$149,000
2007	$102,000
2008	$(51,000)
Thereafter	Losses

Calculation as of April 30, 2004
Fiscal Year Ending April 30,	Estimated Taxable Income
2005	$69,000
2006	$39,000
2007	$7,000
Thereafter	Losses

•  The Company then calculated its anticipated tax benefit of the future income as $76,000 at April 30, 2005 and $44,000 at April 30, 2004, based upon the application of the Company's loss carryforwards.

•  The Company did not include any taxable income for periods after 2006 because the Company did not believe that there was a greater than 50% likelihood that the Company would have taxable income after that time in light of the scheduled expiration dates of the Company’s existing leases. Accordingly, the Company does not calculate any tax benefits for any periods beyond 2006 notwithstanding the existence of loss carryforwards available after that date.

•  The Company is aware that a significant portion of the Company's loss carryforward will expire in 2006 and that the Company could utilize a large portion of this carryforward if it sold its building during 2006. However, the Company has no current plan to sell the building and, accordingly, has no basis for recording a tax asset in connection with such a sale.
* * * * *

If you should have any further questions regarding this filing, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

By:	/s/ Alfred G. Smith, II
Alfred G. Smith, II
AGS/vt cc: Angelo Napolitano Larry Wolfe